Exhibit 99.3

PENN WEST ANNOUNCES ITS FINANCIAL RESULTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2013

FOR IMMEDIATE RELEASE, November 6, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or the “COMPANY”) is pleased to announce its results for the third quarter ended September 30, 2013. All figures are in Canadian dollars unless otherwise stated.

	Three months ended September 30			Nine months ended September 30
	2013	2012	% change	2013	2012	% change
Financial (millions, except per share amounts)

Gross revenues (1,2)	$773	$840	(8)	$2,222	$2,484	(11)
Funds flow (2)	293	344	(15)	838	953	(12)
Basic per share (2)	0.60	0.72	(17)	1.73	2.01	(14)
Diluted per share (2)	0.60	0.72	(17)	1.73	2.01	(14)
Net income (loss)	27	(67)	100	(110)	227	(100)
Basic per share	0.06	(0.14)	100	(0.23)	0.48	(100)
Diluted per share	0.06	(0.14)	100	(0.23)	0.48	(100)
Exploration and development capital (3)	69	415	(83)	608	1,404	(57)
Debt at period-end	$3,004	$3,935	(24)	$3,004	$3,935	(24)

Dividends (millions)
Dividends paid (4)	$131	$128	2	$390	$383	2
DRIP	(27)	(30)	(10)	(81)	(86)	(6)

Dividends paid in cash	$104	$98	6	$309	$297	4

Operations

Daily production (average)
Light oil and NGL (bbls/d)	68,977	88,375	(22)	71,451	88,314	(19)
Heavy oil (bbls/d)	15,483	17,213	(10)	15,817	17,534	(10)
Natural gas (mmcf/d)	296	329	(10)	309	347	(11)

Total production (boe/d) (5)	133,712	160,339	(17)	138,833	163,635	(15)

Average sales price
Light oil and NGL (per bbl)	$92.42	$73.28	26	$85.01	$77.55	10
Heavy oil (per bbl)	84.02	60.30	39	67.13	64.91	3
Natural gas (per mcf)	$2.83	$2.29	24	$3.24	$2.19	48
Netback per boe
Sales price	$63.67	$51.56	23	$58.63	$53.44	10
Risk management gain (loss)	(0.50)	3.72	(100)	0.01	0.90	(99)

Net sales price	63.17	55.28	14	58.64	54.34	8
Royalties	(11.42)	(9.74)	17	(10.33)	(10.06)	3
Operating expenses	(17.72)	(16.78)	6	(17.14)	(17.30)	(1)
Transportation	(0.58)	(0.48)	21	(0.59)	(0.49)	20

Netback (2)	$33.45	$28.28	18	$30.58	$26.49	15

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	The terms “gross revenues”, “funds flow”, “funds flow per share-basic”, “funds flow per share-diluted” and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below.
(3)	Includes the effect of capital carried by partners.
(4)	Includes dividends paid prior to amounts reinvested in shares under the dividend reinvestment plan.
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

PENN WEST	2013 THIRD QUARTER RELEASE 1

PRESIDENT’S MESSAGE

Dave Roberts, President and Chief Executive Officer, commented, “Penn West continues to transition to a business that has predictable results and importantly one that is cash flow focused. The Company’s focus on liquids production, today and into the future was rewarded this quarter as improved oil prices more than offset quarter-on-quarter production declines and lower natural gas prices allowing the Company to post funds flow per share higher than the previous quarter. Including the effect of restructuring charges in both quarters, funds flow per share increased by over five percent.”

“Third quarter capital programs were reduced sharply to allow for the refocusing of investments to key future activities in the Cardium and Viking as well as ensuring our programs and execution going forward would be more efficient and effective. Development capital in the quarter was $69 million, down from $112 million in the previous quarter and dramatically below the $427 million in the first quarter. Not surprisingly, production in the quarter was down approximately 4.5 percent from the previous quarter reflecting a low volume of capital driven additions to offset natural declines. Minor impacts from planned maintenance in the quarter and the Company’s decision to not restore production shut-in due to mechanical issues as a result of marginal economic returns also contributed to the decline. Of the 133,712 boe per day produced in the quarter, liquids weighting was approximately 63 percent.”

“Capital spending in the fourth quarter is estimated at less than $300 million allowing Penn West to project a 2013 exit rate of between 128,000 and 130,000 boe per day with annual production guidance narrowed to 135,000 to 137,000 boe per day (in each case excluding the effects of potential asset dispositions). Full year development capital is now estimated to be below $900 million as we continue to drive to lower drilling and completion costs in all of our major development areas.”

Roberts further remarked, “I continue to be pleased with the progress we are making as a Company and I am looking forward to discussing our forward path in our strategy update during our upcoming conference call this morning. In the last four months we have taken meaningful steps to improve our cost structure, continued to increase our capital performance and begun rationalizing our asset base through both sales activities and shutting in production with marginal economic returns. We clearly have a lot of work yet to do, but the new Penn West is committed to our ideals and excited to pursue our new business plan.”

THIRD QUARTER KEY POINTS

•	Extensive review by the Special Committee of the Board of Directors was completed confirming the Company’s long-term business plan.

•	Non-core asset dispositions totalling approximately $485 million expected to close in the fourth quarter of 2013.

•	Significant development cost improvements are continuing into our second half programs in our Cardium, Viking and Slave Point plays.

•	Further staff reductions completed during the quarter; year-to-date reductions total over 25 percent significantly improving go forward operating and general and administrative burdens.

•	2013 annual average production target narrowed to between 135,000 and 137,000 boe per day from 135,000 to 145,000.

•	2013 capital expenditures are now estimated to be below $900 million as we have further lowered development capital costs in our major development areas.

•	2014 budget approved by our Board of Directors with capital expenditures expected to be approximately $900 million.

PENN WEST	2013 THIRD QUARTER RELEASE 2

BOARD STRATEGY UPDATE

The Special Committee of the Board of Directors recently completed its review of our strategic alternatives. After extensive analysis, the Committee and its advisors concluded that the Company’s long-term plan to de-lever the balance sheet, continue operational and cost control improvements and focus on light-oil development integrated with waterflood programs concentrated in its Cardium, Slave Point and Viking plays is the best current strategy to maximize shareholder value. The Company’s long-term plan aims to deliver to shareholders compound annual growth in oil production and funds flow subsequent to a de-levering period and provide shareholders a return through a sustainable dividend. The Board of Directors carefully considered the recommendations of the Special Committee and senior management and strongly endorsed the long-term plan.

We are planning $1.5 to $2 billion of non-core asset sales to reset our balance sheet, after which time the Company will target sustainability ratios (1) of approximately 110 percent. We expect approximately $485 million of asset dispositions under this program to close prior to December 31, 2013, subject to customary regulatory and other closing conditions. We have signed Purchase and Sale Agreements on $480 million of these dispositions.

FINANCIAL HIGHLIGHTS

Funds flow for the third quarter of 2013 was $293 million ($0.60 per share – basic) an increase from $278 million ($0.57 per share – basic) from the second quarter of 2013. The increase is primarily due to stronger crude oil prices which were partially offset by a decline in natural gas prices.

For the third quarter of 2013, we recorded net income of $27 million ($0.06 per share – basic) compared to a net loss of $40 million ($0.08 per share – basic) in the second quarter of 2013. The increase was the result of higher revenues due to an increase in crude oil prices and unrealized foreign exchange gains related to a rise in the Canadian dollar compared to the U.S. dollar.

RISK MANAGEMENT

Currently, we have WTI collars on 55,000 barrels per day of our remaining 2013 crude oil production hedged between US$91.55 and US$104.42 per barrel and 175,000 mcf per day of natural gas production hedged for the remainder of 2013 at an average price of $3.43 per mcf.

For 2014, we have 20,000 barrels per day of our crude oil production for the first half of the year swapped at WTI US$93.74 per barrel and an additional 10,000 barrels per day for the same period collared between WTI US$93.20 and WTI US$101.00 per barrel. Also, we have 140,000 mcf per day of our 2014 natural gas production hedged with 90,000 mcf per day swapped at $3.90 per mcf and 50,000 mcf per day collared between $3.41 and $4.17 per mcf.

DIVIDENDS

On November 5, 2013, our Board of Directors declared a fourth quarter 2013 dividend of $0.14 per share to be paid on January 15, 2014 to shareholders of record at the close of business on December 31, 2013. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

(1)	Sustainability ratio is a non-GAAP measure; please refer to the “Non-GAAP Measures Advisory” section below.

PENN WEST	2013 THIRD QUARTER RELEASE 3

PLAY UPDATES

Cardium

Our 2013 capital activities in the Cardium have focused on drilling programs in the Alder Flats, Lodgepole and Crimson Lake areas. We have driven significant cost reduction in these areas in 2013. For example in the Lodgepole area our drilling and completion costs have declined by over 30 percent from 2012 and in Crimson Lake close to 40 percent compared to 2012. As a result of these predicted cost savings, and strong performance against our type curves, we have realized significant improvement in the economics associated with the Cardium play and have increased our planned program by over $50 million compared to our original 2013 budget. This reallocation will increase the wells planned to be drilled in the Cardium in 2013 by 19 wells through the second half of 2013.

We anticipate activity to be flat at four rigs through the balance of 2013 and in the first quarter of 2014, consistent with our strategy to aggressively develop the Cardium resource and operate on a continuous basis to optimize costs. In addition to our existing waterflood pilot in the West Pembina area, we will be commissioning a second eight-well pilot in Willesden Green in the fourth quarter of 2013 followed by a third three-well pilot shortly thereafter. Enhanced oil recovery on a commercial scale is a key component of our integrated development strategy for the Cardium going forward, and these pilots will provide important information as we move to broader waterflood development in 2014.

Viking

In 2013, we have also realized significant cost reductions in the Viking and believe we are competitive with the leaders in this play with drilling and completion costs reduced by approximately 30 percent from 2012. Combined with type curve performance that exceeds industry averages due to the high quality nature of our land holdings, we are quickly ascending to our goal of being the best in class operator in the area. Consistent with this improved cost performance and economics, we reallocated approximately $60 million of capital compared to our original 2013 budget which we anticipate to result in 48 additional wells drilled in late 2013. Our technical teams continue to evaluate down spacing at selective areas to 16 wells per section, reflecting similar efforts by our competitors in the area. In addition to our development activities, we plan to implement a waterflood program in Avon Hills beginning in early 2014 with phase one of the plan and phase two of the plan occurring in the second quarter of 2014.

Slave Point

During 2013, we have leveraged the infrastructure projects completed in 2012, notably facility expansions in Otter and Sawn by beginning to fill the existing capacity. Our development activities in 2013 have been focused in Sawn where we have completed an eight-well program ahead of schedule and under budget. Drilling and completion costs in Sawn have declined by over 20 percent year-over-year representing a significant step change in capital performance. For the remainder of 2013, our focus is on initiating a waterflood pilot at Otter, with planned first water injection in November, as well as preparation work for our 2014 program.

Secondary Recovery

In 2013, we have either executed or expanded our waterflood programs in the Cardium and Slave Point areas. The results of these programs have been promising and support our belief that there is significant incremental value through the application of enhanced recovery schemes in significant portions of our asset base. As a result of this continuing success, we are expanding our waterflood program into the Viking in 2014. A portion of our 2014 capital program has been allocated to waterflood development and is likely to increase in future years as we continue to focus on increasing resource recoveries and value for the Company.

PENN WEST	2013 THIRD QUARTER RELEASE 4

DRILLING STATISTICS

	Three months ended September 30				Nine months ended September 30
	2013		2012		2013		2012
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Oil	51	29	87	69	207	148	294	232
Natural gas	2	1	3	2	3	2	23	19

	53	30	90	71	210	150	317	251
Stratigraphic and service	3	1	11	4	36	17	63	31

Total	56	31	101	75	246	167	380	282

Success rate (1)		100%		100%		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

CAPITAL EXPENDITURES

	Three months ended September 30		Nine months ended September 30
(millions)	2013	2012	2013	2012
Land acquisition and retention	$1	$1	$4	$36
Drilling and completions	34	312	425	988
Facilities and well equipping	36	133	230	470
Geological and geophysical	—	—	9	10
Corporate	2	2	7	13
Capital carried by partners	(4)	(33)	(67)	(113)

Exploration and development capital (1)	69	415	608	1,404
Property acquisitions (dispositions), net	(14)	(10)	(52)	(351)

Total expenditures	$55	$405	$556	$1,053

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In the third quarter of 2013, our operational activities primarily consisted of preparation for the winter drilling season, which is focused on the Cardium and Viking plays.

LAND

	As at September 30
	Producing			Non-producing
	2013	2012	% change	2013	2012	% change
Gross acres (000s)	5,218	5,972	(13)	2,967	2,801	6
Net acres (000s)	3,535	4,028	(12)	2,022	1,984	2
Average working interest	68%	67%	1	68%	71%	(3)

COMMON SHARE DATA

	Three months ended September 30			Nine months ended September 30
(millions of shares)	2013	2012	% change	2013	2012	% change
Weighted average
Basic	487.4	476.5	2	484.6	474.5	2
Diluted	488.1	476.6	2	484.6	474.6	2
Outstanding as at September 30				488.1	476.8	2

PENN WEST	2013 THIRD QUARTER RELEASE 5

Outlook

This outlook section is included to provide shareholders with information about our expectations as at November 5, 2013 for production and capital expenditures in 2013 and 2014 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2013 and 2014, including our non-core asset disposition program.

Our 2013 exploration and development capital expenditures budget is now anticipated to be below the previously stated $900 million. Our forecast 2013 average production has been narrowed to between 135,000 and 137,000 boe per day from 135,000 to 145,000 boe per day, excluding the effect of potential asset dispositions. Our expected 2013 exit rate is between 128,000 and 130,000 boe per day, excluding the effect of potential asset dispositions.

For 2014, we are forecasting exploration and development capital expenditures to be $900 million. Our 2014 forecast average production is between 105,000 and 110,000 boe per day including the effect of 12,500 boe per day of asset dispositions expected to close in the fourth quarter of 2013.

We have updated both our 2013 exploration and development capital budget and production targets from our initial forecast, released on January 9, 2013 with our “2013 Budget” release and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Our exploration and development capital budget was reduced as our capital cost performance has exceeded our initial expectations which will be partially offset by incremental activity planned to increase our operating momentum into 2014. Our anticipated production range was narrowed as we approach year-end, as a result of greater visibility on our year-end results and due to the shut-in of production with marginal economic returns.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow per share-basic, funds flow per share-diluted, netback gross revenue and sustainability ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions, to economically rank projects and is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management gains and losses. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales. Sustainability ratio is a comparison of a company’s cash outflows (capital investment and dividends) to its cash inflows (funds flow) and is used by the Company to assess the appropriateness of its dividend levels and the Company’s long-term ability to fund its development plans.

PENN WEST	2013 THIRD QUARTER RELEASE 6

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Cash flow from operating activities	$255	$238	$710	$752
Change in non-cash working capital	13	85	78	141
Decommissioning expenditures	25	21	50	60

Funds flow	$293	$344	$838	$953

Basic per share	$0.60	$0.72	$1.73	$2.01
Diluted per share	$0.60	$0.72	$1.73	$2.01

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “President’s Message”, our intention to continue to transition to a business that has predictable results and is cash flow focused, our intention to focus on liquids production, our intention to refocus investments to key future activities in the Cardium and Viking, our intent that our programs and execution going forward will be more efficient and effective, our fourth quarter of 2013 estimated capital spending levels, our forecast 2013 average daily exit rate of production, our forecast 2013 average daily rate of production, our full year development capital estimate, and our intention to continue to drive to lower drilling and completion costs in all of our major development areas; under “Third Quarter Key Points”, our expectation of closing $485 million of non-core asset dispositions in the fourth quarter of 2013, our expectation that significant staff reductions will significantly improve go forward operating and general and administrative burdens, our forecast 2013 average production, our expectation that 2013 capital expenditures will be less than originally budgeted and details of our 2014 budget including expectations of capital expenditures of $900 million and average production of 105,000 boe per day to 110,000 boe per day, net of recently announced property dispositions with production of 12,500 boe per day; under the heading “Board Strategy Update”, our belief that our long-term plan to de-lever the balance sheet, continue operational and cost control improvements and focus on light-oil development integrated with waterflood programs concentrated in our Cardium, Slave Point and Viking plays is the best current strategy to maximize shareholder value, the aim of the long-term plan to deliver to shareholders compound annual growth in oil production and funds flow subsequent to a de-levering period and provide shareholders a return through a sustainable dividend, our plan to complete $1.5 to $2 billion of non-core asset sales to reset our balance sheet, our expected targeted sustainability ratios following such dispositions and our expectation of closing $485 million of asset dispositions in the fourth quarter of 2013; under “Play Update – Cardium”, our increase of our planned program for 2013 in the play by $50 million and the expectation that this will increase the wells drilled in the Cardium in 2013 by 19 wells through the second half of 2013, the intent to continue to operate two to three rigs through the balance of 2013 and in the first quarter of 2014 in the area, our intended strategy to aggressively develop the Cardium resource and operate on a continuous basis to optimize costs, our intent to commission a second eight-well pilot in Willesden Green in the fourth quarter of 2013 followed by a third three-well pilot

PENN WEST	2013 THIRD QUARTER RELEASE 7

shortly thereafter, our belief that enhanced oil recovery on a commercial scale will be a key component of our integrated development strategy for the Cardium going forward, and our belief that these pilots will provide important information as we move to broader waterflood development in 2014; under “Play Update—Viking”, our belief that we are ascending to our goal of being the best in class operator in the area, our expectation of drilling an additional 48 wells in the area, the possibility of down spacing at selective areas to 16 wells per section, and our plan to implement a waterflood program in Avon Hills beginning in early 2014 with phases one and two of the plan occurring in the second quarter of 2014; under “Play Update – Slave Point”, our focus for the remainder of 2013 on initiating a waterflood pilot at Otter, with planned first water injection expected in November 2013, as well as preparation work for our 2014 program; under “Play Update – Secondary Recovery”, our belief in the potential to create significant incremental value from the application of enhanced oil recovery schemes in significant portions of our asset base, our plan of expanding our waterflood program into the Viking in 2014 and our plan that a portion of our 2014 capital program will be allocated to waterflood development and our expectation that waterflood development will increase in future years as we continue to focus on increasing resource recoveries and value for the Company; under “Capital Expenditures”, our expectation that our winter drilling program will focus on the Cardium and Viking plays; and under “Outlook”, our forecast 2013 and 2014 exploration and development capital expenditure levels, our forecast 2013 and 2014 average daily production levels, our expected 2013 average daily production exit rate, and our expectation regarding the nature and timing of fourth quarter asset dispositions.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the terms and timing of asset sales completed under our ongoing program to sell between $1.5 billion and $2.0 billion of non-core assets, including the asset sales anticipated to close in the fourth quarter of 2013; our ability to execute or long-term plan as described herein and the impact that the successful execution of such plan will have on our Company and our shareholders; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, including the dispositions discussed herein that are scheduled to close in the fourth quarter of 2013, whether due to the failure to receive requisite regulatory approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and

PENN WEST	2013 THIRD QUARTER RELEASE 8

processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST	2013 THIRD QUARTER RELEASE 9

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	September 30, 2013	December 31, 2012
Assets
Current
Accounts receivable	$351	$364
Other	72	79
Deferred funding assets	141	187
Risk management	21	76

	585	706

Non-current
Deferred funding assets	207	238
Exploration and evaluation assets	695	609
Property, plant and equipment	10,634	10,892
Goodwill	2,020	2,020
Risk management	40	26

	13,596	13,785

Total assets	$14,181	$14,491

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$574	$764
Dividends payable	68	129
Current portion of long-term debt	62	5
Risk management	35	9

	739	907
Non-current
Long-term debt	2,942	2,685
Decommissioning liability	615	635
Risk management	22	35
Deferred tax liability	1,317	1,350
Other non-current liabilities	10	5

	5,645	5,617

Shareholders’ equity
Shareholders’ capital	9,103	8,985
Other reserves	80	97
Deficit	(647)	(208)

	8,536	8,874

Total liabilities and shareholders’ equity	$14,181	$14,491

PENN WEST	2013 THIRD QUARTER RELEASE 10

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended September 30		Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	2013	2012	2013	2012
Oil and natural gas sales	$779	$785	$2,221	$2,444
Royalties	(141)	(143)	(392)	(451)

	638	642	1,829	1,993
Risk management gain (loss)
Realized	(6)	55	1	40
Unrealized	(42)	(154)	(81)	146

	590	543	1,749	2,179

Expenses
Operating	218	248	649	776
Transportation	7	7	22	22
General and administrative	40	43	126	126
Restructuring	25	—	38	—
Share-based compensation	6	15	30	2
Depletion and depreciation	263	309	812	927
Gain on dispositions	(5)	(10)	(5)	(105)
Exploration and evaluation	—	1	—	2
Unrealized risk management loss (gain)	(24)	22	(27)	(1)
Unrealized foreign exchange loss (gain)	(30)	(58)	63	(54)
Financing	47	51	139	147
Accretion	11	11	33	32

	558	639	1,880	1,874

Income (loss) before taxes	32	(96)	(131)	305

Deferred tax expense (recovery)	5	(29)	(21)	78

Net and comprehensive income (loss)	$27	$(67)	$(110)	$227

Net income (loss) per share
Basic	$0.06	$(0.14)	$(0.23)	$0.48
Diluted	$0.06	$(0.14)	$(0.23)	$0.48
Weighted average shares outstanding (millions)
Basic	487.4	476.5	484.6	474.5
Diluted	488.1	476.6	484.6	474.6

PENN WEST	2013 THIRD QUARTER RELEASE 11

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	2013	2012	2013	2012
Operating activities
Net income (loss)	$27	$(67)	$(110)	$227
Depletion and depreciation	263	309	812	927
Gain on dispositions	(5)	(10)	(5)	(105)
Exploration and evaluation	—	1	—	2
Accretion	11	11	33	32
Deferred tax expense (recovery)	5	(29)	(21)	78
Share-based compensation	4	11	12	(7)
Unrealized risk management loss (gain)	18	176	54	(147)
Unrealized foreign exchange loss (gain)	(30)	(58)	63	(54)
Decommissioning expenditures	(25)	(21)	(50)	(60)
Change in non-cash working capital	(13)	(85)	(78)	(141)

	255	238	710	752

Investing activities
Capital expenditures	(69)	(415)	(608)	(1,404)
Property dispositions (acquisitions), net	14	10	52	351
Change in non-cash working capital	(11)	(37)	(105)	(176)

	(66)	(442)	(661)	(1,229)

Financing activities
Increase (decrease) in bank loan	(91)	302	252	771
Issue of equity	6	—	8	3
Dividends paid	(104)	(98)	(309)	(297)

	(189)	204	(49)	477

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

PENN WEST	2013 THIRD QUARTER RELEASE 12

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2013	$8,985	$97	$(208)	$8,874
Net and comprehensive loss	—	—	(110)	(110)
Share-based compensation	—	12	—	12
Issued on exercise of options and share rights	37	(29)	—	8
Issued to dividend reinvestment plan	81	—	—	81
Dividends declared	—	—	(329)	(329)

Balance at September 30, 2013	$9,103	$80	$(647)	$8,536

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2012	$8,840	$95	$132	$9,067
Net and comprehensive income	—	—	227	227
Share-based compensation	—	25	—	25
Issued on exercise of options and share rights	24	(21)	—	3
Issued to dividend reinvestment plan	86	—	—	86
Dividends declared	—	—	(385)	(385)

Balance at September 30, 2012	$8,950	$99	$(26)	$9,023

PENN WEST	2013 THIRD QUARTER RELEASE 13

Investor Information

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00am Mountain Time (11:00am Eastern Time) on Wednesday, November 6, 2013. The duration of the conference call is expected to be approximately 90 minutes.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following

URL: http://event.on24.com/r.htm?e=701434&s=1&k=F6BC7A7900438B5643F3516106910E87

A digital recording will be available for replay two hours after the call’s completion, and will remain available until November 20, 2013 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 87776645, followed by the pound (#) key.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com

PENN WEST	2013 THIRD QUARTER RELEASE 14